Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Emerging Markets High Dividend Equity Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya Emerging Markets High Dividend Equity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	15,289,345.554	978,578.000	0.000	0.000	16,267,923.554
Peter S. Drotch	1	15,297,733.554	970,190.000	0.000	0.000	16,267,923.554
Russell H. Jones	1	15,291,828.554	976,095.000	0.000	0.000	16,267,923.554
Joseph E. Obermeyer	1	15,304,482.554	963,441.000	0.000	0.000	16,267,923.554

Proposal passed.